SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Teltrend, Inc.
                          -----------------------------
                                 Name of Issuer

                                 Class A Common
                          -----------------------------
                          (Title of class of securities

                                    87969R106
                          -----------------------------
                                  Cusip Number

Check the following box if a fee is being paid with this statement |_| (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page[s])


                                Page 1 of 4 pages

                CUSIP NO.   87969R106     13G                  Page 2 of 4 pages

                Name of Reporting Person

                1.  Social security or IRS Identification No. of above person

                    Fleet Financial Group, Inc.
                    05-0341324

                2.  Check the appropriate box if a member of a group*

                                                                         (a) |_|
                                                                         (b) |_|
                3.  SEC Use Only

                4.  Citizenship of place of organization

                    One Federal Street, Boston, Massachusetts 02110

   Number       5.  Sole Voting Power

 of Shares
                    273,640
Beneficially

  Owned by      6.  Shared Voting Power

    Each
                    0
 Reporting

   Person       7.  Sole Dispositive Power

    with            331,731

                8.  Shared Dispositive Power

                    1,109

  9.      Aggregate amount beneficially owned by each reporting person

                            332,840

  10.     Check box if the aggregate amount in row (9) excludes certain shares*

  11.     Percent of class represented by amount in row (9).

                            5.17%

  12.     Type of reporting person*

                            Holding company

                                                               Page 3 of 4 pages

 Item 1(a)     Name of Issuer: Teltrend, Inc.

 Item 1(b)     Address of Issuer's Principal Executive Offices:

               620 Stetson Avenue, St. Charles, IL  60174

 Item 2(a)     Name of Person Filing: Fleet Financial Group, Inc.

 Item 2(b)     Address of Principal Business Office, or if none, Residence:

               One Federal Street, Boston, Massachusetts   02110

 Item 2(c)     Citizenship: Massachusetts

 Item 2(d)     Title or Class of Securities: Common

 Item 2(e)     CUSIP Number: 87969R106

 Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) ( )       Broker or Dealer registered under Section 15 of the Act
 (b) ( )       Bank as defined in Section 3(a)(6) of the Act
 (c) ( )       Insurance Company as defined in Section 3(a)(19) of the Act
 (d) ( )       Investment Company registered under Section 8 of the Investment
               Company Act
 (e) ( )       Investment Adviser registered under Section 203 of the Investment
               Company Act
 (f) ( )       Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
               1974 or Endowment or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
 (g) (X)       Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
               (Note: See Item 7)
 (h) ( )       Group, in accordance with 240.13d-1(b)(1)(ii)(H)

 Item 4.       Ownership

 (a)           Amount beneficially owned:                                332,840

 (b)           Percent of Class:                                           5.17%

 (c)           Number of Shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:        273,640

                   (ii) Shared power to vote or to direct the vote:            0

                  (iii) Sole power to dispose or to direct the
                        disposition of:                                  331,731

                   (iv) Shared power to dispose or to direct the
                        disposition of:                                    1,109

                                                               Page 4 of 4 pages

 Item 5.       Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

 Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

               N/A

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

               Exhibit A attached.

 Item 8.       Identification and Classification of Members of the Group.

               N/A

 Item 9.       Notice of Dissolution of Group.

 Item 10.      Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date          February 13, 1998

 Signature     /s/  Gunnar S. Overstrom

 Name/Title    Gunnar S. Overstrom, Vice Chairman
               Fleet Financial Group

                                 TELTREND, INC.

                                    EXHIBIT A

SUBSIDIARY ACQUIRING SECURITIES                                   CLASSIFICATION
-------------------------------                                   --------------

Fleet Investment Advisors                                              Bank
Fleet National Bank                                                    Bank
Fleet Trust & Investment Services Co.                                  Bank